Annual Stockholder Meeting Results:

The Fund held its annual meeting of stockholders on July 21, 2010. Stockholders voted as indicated below:

								Withheld
					Affirmative  		Authority
Election of James A. Jacobson
Class I to serve until 2013 		35,427,568 		1,003,930
Re-election of William B. Ogden, IV
Class I to serve until 2013 		35,364,643		1,066,855
Election of Alan Rappaport
Class III to serve until 2012 		35,402,318 		1,029,180

The other members of the Board of Directors at the time of the meeting, namely Messrs. Paul Belica, Hans W. Kertess and John C. Maney*, continued to serve as Directors of the Fund.

* Interested Director